Exhibit 21.1

Significant Subsidiaries of Dynegy Inc
As of December 31, 2016

SUBSIDIARY		STATE OR COUNTRY OF INCORPORATION OR ORGANIZATION
1.	Dynegy Gas Investments, LLC	Delaware
2.	Illinova Corporation	Illinois
3.	Dynegy Resource Holdings, LLC	Delaware
4.	Dynegy Finance IV, Inc. (1)	Delaware
5.	Dynegy Coal Holdco, LLC	Delaware
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(1)	Effective with the closing of Delta Transaction on February 7, 2017, Dynegy Finance IV, Inc. merged into Dynegy Inc.